Exhibit 99.1

iKang Announces Unaudited Financial Results for the Second Quarter Ended September 30, 2016

BEIJING, December 1, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market with a market share of 13.6% in terms of revenue in calendar year 2014, today announced its unaudited financial results for the second quarter ended September 30, 2016.

Fiscal Second Quarter Ended September 30, 2016 Financial Highlights

•                  Net revenues were US$119.7 million, an increase of 21.4% year-over-year (an increase of 28.3% on RMB basis) (1)

•                  Gross profit was US$54.1 million, an increase of 19.0% year-over-year (an increase of 25.8% on RMB basis) (1)

•                  Net income attributable to the Company was US$5.9 million, a decrease of 49.1% year-over-year (a decrease of 46.1% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$6.4 million, a decrease of 47.1%  year-over-year (a decrease of 44.1% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.17 and US$0.17, respectively, in the fiscal second quarter of 2015

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.18 and US$0.17, respectively, in the fiscal second quarter of 2015

First Fiscal Six Months ended September 30, 2016 Financial Highlights

•                  Net revenues were US$221.0 million, an increase of 19.5% year-over-year (an increase of 26.1% on RMB basis) (1)

•                  Gross profit was US$98.9 million, an increase of 12.8% year-over-year (an increase of 19.1% on RMB basis) (1)

•                  Net income attributable to the Company was US$8.0 million, a decrease of 64.2% year-over-year (a decrease of 62.0% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$9.0 million, a decline of 61.5% year-over-year (a decrease of 59.2% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.12 and US$0.12, respectively, as compared to US$0.32 and US$0.32, respectively, in the first fiscal six months of 2015

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.13 and US$0.13, respectively, as compared to US$0.34 and US$0.33, respectively, in the first fiscal six months of 2015

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “iKang’s growth continues its positive trend with year-over-year revenue growth achieving 21.4% (an increase of 28.3% on RMB basis) (1) for fiscal second quarter of 2016. We are pleased with our performance to date and look forward to continuing the growth for the remainder of fiscal 2016.”

“The revenue growth this quarter has primarily been driven by the continuous investment to expand our geographical coverage and deepen market penetration in high growth tier two and three cities. Compared to September 30, 2015, we have added 18 new medical centers and expanded into six new cities — Foshan, Xi’an, Ningbo, Wuhu, Guiyang and Jinan, bringing our network to 95 medical centers as of September 30, 2016. We expect that 11 more new self-built medical centers will commence operation by the end of the fiscal year ending March 31, 2017. Although our net margin was affected by the accelerated expansion to new cities as well as the one-time cost associated with the ongoing privatization, we have strong confidence that our focus on building new capacity and capabilities in existing and new cities will yield pleasing results in the years ahead.

Mr. Zhang concluded, “In spite of the uncertainties surrounding the privatization, the management remains unwavering in their commitment and focus on strategic priorities of building a sustainable and long-term business that capitalizes on China’s fast growing private preventive healthcare sector. We believe that our growth strategy will lead us to solid and continued growth in fiscal 2016 and beyond.”

FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2016 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal second quarter were US$119.7 million, representing a 21.4% increase from US$98.6 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 28.3%. As of September 30, 2016, the number of self-owned medical centers totaled 95 compared to 77 as of September 30, 2015. In the quarter, the Company served approximately a total of 1.59 million customer visits under both corporate and individual programs, representing an increase of 27.9% over the fiscal second quarter of 2015.

The table below sets forth a breakdown of net revenues:

(US$ million)	2nd Fiscal Quarter Ended September 30, 2016	2nd Fiscal Quarter Ended September 30, 2015	YoY % Change
Medical Examinations	100.1	83.6	19.8%
Disease Screening	9.1	7.0	28.4%
Dental Services	2.4	1.6	55.1%
Other Services	8.1	6.4	26.7%
Total	119.7	98.6	21.4%

Medical Examinations: Net revenues for the quarter were US$100.1 million, representing a 19.8% increase from US$83.6 million in the same period of the last fiscal year, which was in line with the increase in the number of visits.

Disease Screening: Net revenues for the quarter were US$9.1 million, representing a 28.4% increase from US$7.0 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$2.4 million, representing a 55.1% increase from US$1.6 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$8.1 million, representing a 26.7% increase from US$6.4 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$65.6 million, representing a 23.5% increase from US$53.2 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$54.1 million, representing a 19.0% increase from US$45.5 million in the same period of the last fiscal year. Gross margin for the quarter was 45.2%, as compared to 46.1% in the second quarter of the last fiscal year. Gross margin was diluted mainly due to the addition of newly acquired and self-built medical centers which have lower gross margins due to the ramp up.

Operating Expenses

Total operating expenses for the quarter were US$39.8 million, representing a 34.9% increase from US$29.5 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$16.6 million, accounting for 13.9% of total net revenues as compared to 14.7% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$22.4 million, accounting for 18.7% of total net revenues as compared to 14.3% in the same period of the last fiscal year.  The increase was mainly due to payroll and rental costs increases, which were associated with our expansion into new geographic areas, and the professional service expenses relating to the privatization.

Research and development expenses

Research and development expenses for the quarter were US$750,000, accounting for 0.6% of total net revenues as compared to 1.0% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$14.3 million, representing a 10.5% decrease from US$16.0 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$489,000 for both this quarter and the same quarter last year, non-GAAP income from operations for the quarter was US$14.8 million as compared to US$16.5 million, which reflected a decline of 10.1% as a result of diluted gross margin and an increase in operating expenses.

Net Income

Net income attributable to the Company for the quarter was US$5.9 million, representing a decrease of 49.1% from US$11.6 million for the same period in the last fiscal year.

Non-GAAP net income for the quarter was US$6.4 million, representing a decrease of 47.1% from US$12.1 million for the same period in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.17 and US$0.17, respectively, in the fiscal second quarter of 2015.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.18 and US$0.17, respectively, in the fiscal second quarter of 2015.

FIRST FISCAL SIX MONTHS ENDED SEPTEMBER 30, 2015 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the first fiscal six months were US$221.0 million, representing a 19.5% increase from US$184.9 million in the same period in the last fiscal year. On RMB basis, the revenue growth was 26.1%. From the beginning of year, we have in total added nine new medical centers, of which two were acquired.  During this period, the Company served approximately a total of 2.86 million customer visits under both corporate and individual programs, representing an increase of 25.2% over the first fiscal six months of 2015.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Six Months Ended September 30, 2016	Fiscal Six Months Ended September 30, 2015	YoY % Change
Medical Examinations	185.1	155.6	19.0%
Disease Screening	16.3	12.5	30.1%
Dental Services	3.7	3.1	19.1%
Other Services	15.9	13.7	15.9%
Total	221.0	184.9	19.5%

Medical Examinations: Net revenues for the period were US$185.1 million, representing a 19.0% increase from US$155.6 million in the same period of last fiscal year. The strong performance was primarily due to an increase of 25.2% in the number of customer visits for medical examinations during the period while the blended average selling price remained stable around RMB450.

Disease Screening: Net revenues for the period were US$16.3 million, representing a 30.1% increase from US$12.5 million in the same period of last fiscal year.

Dental Services: Net revenues for the period were US$3.7 million, representing a 19.1% increase from US$3.1 million in the same period in the last fiscal year.

Other Services: Net revenues for the period were US$15.9 million, representing a 15.9% increase from US$13.7 million in the same period in the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$122.1 million, representing a 25.5% increase from US$97.3 million in the same period in the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$98.9 million, representing an 12.8% increase from US$87.6 million in the same period in the last fiscal year. Gross margin for the period was 44.7%, as compared to 47.4% in the same period of the last fiscal year. Gross margin was diluted mainly due to the additions of newly acquired and self-built medical centers which has lower gross margin due to the ramp up.

Operating Expenses

Total operating expenses for the period were US$77.7 million, representing a 35.8% increase from US$57.2 million in the same period in the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$34.9 million, accounting for 15.8% of total net revenues as compared to 15.4% in the same period in the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$41.1 million, accounting for 18.6% of total net revenues as compared to 14.6% in the same period in the last fiscal year. The increase was mainly due to payroll and rental costs increases, which were associated with our expansion into new geographic areas, and the professional service expenses relating to the privatization.

Research and development expenses

Research and development expenses for the period were US$1.6 million, accounting for 0.7% of total net revenues as compared to 0.9% in the same period in the last fiscal year.

Income from Operations

Income from operations for the period was US$21.2 million, representing a 30.4% decrease from US$30.4 million in the same period in the last fiscal year. Excluding share-based compensation expenses of US$973,000 for this period and US$981,000 for the same period last year, non-GAAP income from operations for the period was US22.1 million as compared to US$31.4 million, which reflected a decline of 29.5%.

Net Income

Net income attributable to the Company for the period was US$8.0 million, representing a decrease of 64.2% from US$22.3 million for the same period in the last fiscal year.

Non-GAAP net income for the period was US$9.0 million, representing a decline of 61.5% from US$23.3 million for the same period in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.12 and US$0.12, respectively, as compared to US$0.32 and US$0.32, respectively, in the first fiscal six months of 2015.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.13 and US$0.13, respectively, as compared to US$0.34 and US$0.33, respectively, in the first fiscal six months of 2015.

Cash and Working Capital

As of September 30, 2016, the Company’s cash and cash equivalents and restricted cash totaled US$72.0 million, as compared to US$89.9 million as of June 30, 2016.

The net working capital was totaled US$63.6 million as of September 30, 2016, with current assets of totaled US$275.7 million and current liabilities of totaled US$212.2 million, compared to net working capital of US$90.9 million as of June 30, 2016.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on December 2, 2016, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65 6823-2299
Passcode:	7538185

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	7538185
Replay End Date:	December 16, 2016

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examination services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract with the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2016, the Company served a total of 4.6 million customer visits under both corporate and individual programs.

As of  December 1, 2016, iKang’s nationwide network consisted of 96(1) self-owned centers covering 28 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Jinan and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 96 self-owned medical centers, 2 medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	$108,111	$71,982
Restricted cash	31,836	—
Term deposits	12,202	—
Accounts receivable, net of allowance for doubtful accounts of $14,329 and $16,596 as of March 31, 2016 and September 30, 2016, respectively	74,163	120,034
Inventories	4,015	4,783
Deferred tax assets-current	8,064	8,716
Amount due from a related party	4,653	5,019
Prepaid expenses and other current assets	62,659	65,205

Total current assets	$305,703	$275,739

Property and equipment, net	$130,170	$144,673
Acquired intangible assets, net	37,179	31,244
Goodwill	108,839	110,323
Long-term investments	200,108	191,881
Deferred tax assets-non-current	8,077	10,571
Rental deposit and other non-current assets	13,565	15,740

TOTAL ASSETS	$803,641	$780,171

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $22,685 and $ 33,018 as of March 31, 2016 and September 30, 2016, respectively)	$28,135	$39,078
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $41,319 and $42,714 as of March 31, 2016 and September 30, 2016, respectively)	47,404	49,617
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,386 and $8,986 as of March 31, 2016 and September 30, 2016, respectively)	8,216	11,651
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $52,210 and $59,469 as of March 31, 2016 and September 30, 2016, respectively)	61,881	66,855
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $53,364 and $44,988 as of March 31, 2016 and September 30, 2016, respectively)	53,364	44,988

Total current liabilities	$199,000	$212,189

Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $229,467 and $197,661 as of March 31, 2016 and September 30, 2016, respectively)	229,467	197,661
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $9,422 and $8,249 as of March 31, 2016 and September 30, 2016, respectively)	9,772	8,509

TOTAL LIABILITIES	$438,239	$418,359

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	342,826	339,057
Non-controlling interests	22,576	22,755

TOTAL EQUITY	365,402	361,812

TOTAL LIABILITIES AND EQUITY	$803,641	$780,171

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2015	2016	2015	2016
Net revenues	$98,642	$119,749	$184,939	$220,987
Cost of revenues	53,152	65,628	97,304	122,133
Gross profit	$45,490	$54,121	$87,635	$98,854

Operating expenses:
Selling and marketing expenses	$14,453	$16,624	$28,484	$34,925
General and administrative expenses	14,101	22,443	27,068	41,145
Research and development expenses	961	750	1,678	1,634

Total operating expenses	$29,515	$39,817	$57,230	$77,704

Income from operations	$15,975	$14,304	$30,405	$21,150
Interest expense	393	3,082	789	6,363
Interest income	108	237	294	613

Income before income tax expenses and loss from equity method investments	$15,690	$11,459	$29,910	$15,400
Income tax expenses	4,174	2,865	7,957	3,850
Loss from equity method investments	—	(2,125)	—	(3,162)

Net income	$11,516	$6,469	$21,953	$8,388
Less: Net (loss)/income attributable to non-controlling interest	(107)	548	(332)	401
Net income attributable to iKang Healthcare Group, Inc.	$11,623	$5,921	$22,285	$7,987
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$11,623	$5,921	$22,285	$7,987

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.34	$0.17	$0.65	$0.24
Diluted	$0.33	$0.17	$0.63	$0.23

Net income per ADS (one common share equals to two ADSs)
Basic	$0.17	$0.09	$0.32	$0.12
Diluted	$0.17	$0.09	$0.32	$0.12

Weighted average shares used in calculating net income per common share
Basic	34,361,539	33,985,212	34,361,539	33,970,222
Diluted	35,218,237	34,578,970	35,231,324	34,566,243

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2015	2016	2015	2016
Income from operations	$15,975	$14,304	$30,405	$21,150
Add:
Share-based compensation expenses	489	489	981	973

Non-GAAP operating income	$16,464	$14,793	$31,386	$22,123

Net income attributable to iKang Healthcare Group, Inc.	$11,623	$5,921	$22,285	$7,987
Add:
Share-based compensation expenses	489	489	981	973

Non-GAAP net income	$12,112	$6,410	$23,266	$8,960

Income from operations	$15,975	$14,304	$30,405	$21,150
Add:
Depreciation and amortization	7,618	9,400	14,394	18,047
Share-based compensation expenses	489	489	981	973

Non-GAAP EBITDA	$24,082	$24,193	$45,780	$40,170

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$12,112	$6,410	$23,266	$8,960

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.35	$0.19	$0.68	$0.26
Diluted	$0.34	$0.19	$0.66	$0.26

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.18	$0.09	$0.34	$0.13
Diluted	$0.17	$0.09	$0.33	$0.13